

BERENBERG
PRIVATBANKIERS SEIT 1590

Persönlich/Vertraulich
Apeiron Investment Group Ltd
66 & 67, Beatrice
Amery Street
Sliema SLM1707
Malta

Frederik Gottlob
Corporate Banking
Telefon +49 40 350 60-5436
E-Mail frederik.gottlob@berenberg.com

15. Januar 2025
28248

Re-arrangement of our Credit Facility dated 27 September 2024 amended as per Amendment Agreement dated 7 January 2025

Dear Sir or Madam,

Reference is made to our Credit Facility dated 27 September 2024 and to the amendment agreement no. 1 dated 7 January 2025.

We are pleased to confirm the re-arrangement of the existing Credit Facility on the basis of our General Business Conditions as set out below:

1. Credit amount

[redacted]

2. Drawings

Drawings of up to the credit amount may be made as cash facility at any time by debiting your accounts with the Master-No. [redacted]

The amount of Drawing must not exceed at any time the gross value of all collateral provided.

Any drawings shall be made in EUR.

JOH. BERENBERG, GOSSLER & CO. KG
Neuer Jungfernstieg 20 · 20354 Hamburg · Telefon +49 40 350 60-0 · Telefax +49 40 350 60-900 · info@berenberg.de
Sitz: Hamburg · Amtsgericht Hamburg HRA 42659



BERENBERG

3. Purpose

Subject to the availability of sufficient collateral, the credit facility can be used flexibly until the end of February 2025 for the subscription of strategic share positions (IPOs, capital increases, strategic investments), general disposals and repayment of existing credit facilities. Beginning from March 1, 2025, an amount of EUR 10 million shall be reserved for the purchase of ATAI Life Sciences N.V shares.

4. Term

The Credit Facility will be available until 31 December 2026. At the end of the term the outstanding indebtedness plus accrued interest shall be due for immediate repayment.

5. Interest

The borrowing rate of interest is variable. For drawings from your EUR current account the applicable rate of interest shall be the rate per annum which is the aggregate of the margin of [redacted]% plus the 1-month-EURIBOR. EURIBOR is a reference rate which is published every working day. The applicable 1-month-EURIBOR shall be fixed each month on every antepenultimate banking day. In case of a negative reference rate of interest, such rate shall be deemed to be zero when calculating the borrowing rate of interest. The so determined borrowing rate of interest shall become effective on the last day of each month until the following the determination the subsequent borrowing rate of interest.

Interest will be calculated and charged in arrears on a quarterly basis. When issuing the periodic balance statement, we will inform you on the adjusted borrowing rate of interest.

As an example, in January 2025 the applicable 1-month-EURIBOR amounted to 2.863%. Therefore, the borrowing rate of interest was at [redacted]% p. a.

All other credit terms and conditions will be agreed separately from case to case.

6. Changes to reference rates

If the material basis for the calculation of any of the aforementioned reference interest rates changes or can no longer be determined temporarily or permanently, we shall use the reference interest rate that replaces the reference interest rate in question or another reference interest rate that we consider appropriate and in line with the market practice ("substitute reference interest rate"). We will inform you of the substitute reference interest rate in due course.

JOH. BERENBERG, GOSSLER & CO. KG
Neuer Jungfernstieg 20 · 20354 Hamburg · Telefon +49 40 350 60-0 · Telefax +49 40 350 60-900 · info@berenberg.de
Sitz: Hamburg · Amtsgericht Hamburg HRA 42659



7. Costs, Fees, and Expenses

Any third-party costs, charges, fees, and expenses of and relating to this agreement, collateral and/or its enforcement including all legal costs e.g. lawyers, legal opinions, execution of relevant documents, etc. must be borne by you and will be debited to your account with us.

Upon the due execution of this Credit Facility Agreement, you agree with and confirm the following agreement regarding the sharing of profits generated through the share price development of the securities of ████████████ and ATAI Life Sciences NV:

- We shall participate at ██% of the positive share price development above the strike price set on the date of execution of this Credit Facility Agreement.

- The strike price for ███████████ securities will be the ████ Closing price the day before the execution date of this Credit Facility Agreement.

- The strike price for ATAI Life Sciences NV will be the NASDAQ Closing price the day before the execution date of this Credit Facility Agreement.

- On 15 December of each calendar year, the exact amount of the upside participation will be calculated on the basis of the ████ Closing price for ███████████ and NASDAQ Closing price for ATAI Life Sciences NV on that day. In case this date falls on a weekend, the next trading day is applicable for the calculation (the "Calculation Date"). We will provide you with a respective invoice and will charge your account ████████ with the upside participation amount (plus any applicable VAT).

- If the respective share price at the end of the observation period 2025 (closing price 15 December 2025) is above the respective reference price (strike price by execution), so that an upside participation fee is payable, the respective closing price of the shares is set as the high water mark (new strike price) for the following observation period (15 December 2025 to 15 December 2026). Any upside participation amount already paid will not be refunded.

- The respective number of shares used for the calculation of the upside participation will be calculated as the weighted average starting with the setting of the strike price until the 15th of December.

- In case the term of this Credit Facility Agreement is extended by one year, the respective new strike prices will be the prices of the Calculation Date.

JOH. BERENBERG, GOSSLER & CO. KG

Neuer Jungfernstieg 20 · 20354 Hamburg · Telefon +49 40 350 60-0 · Telefax +49 40 350 60-900 · info@berenberg.de
Sitz: Hamburg · Amtsgericht Hamburg HRA 42659



8. Taxes

You will pay principal, all interest, and fees free and clear of and without deduction of any and all taxes (other than taxes imposed on our income), stamp dues, duties or other levies or charges of any kind whatsoever, in favour of any government, authority or other legal entity, if any, applicable to this credit facilities.

If same is required to be made the payment shall be increased by you to the extent necessary to ensure that, after the making of such deduction or withholding, a net sum equal to the sum which we should have received in case of no such deduction or withholding is received by us.

9. Collateral

As Security (the "Collateral") for the Credit Facility granted in this Agreement, you shall provide the following to us as condition precedent:

- Directly Enforceable Guarantee with a Maximum Amount (*selbstschuldnerische Höchstbetragsbürgschaft*), unlimited in time, for ███████████ of Mr. Christian Berthold Angermayer (the "Guarantee"). We enclose a guarantee deed prepared by us together with a letter to the guarantor and kindly ask you to forward both to the guarantor together with to the enclosed copy of the Credit Facility The guarantee is continuing and will remain in force even if the term of this Credit Facility should be extended.
  After we have received the aforementioned Guarantee we will release Mr. Christian Berthold Angermayer from the Guarantee dated 27 September 2024.

- This Credit Facility will further be secured by the existing pledge of securities and credit balances kept with us under Master-No. ████ dated 7 September 2022.

- Upon repayment of existing credit facilities secured by and the release of the pledges made over the custody accounts nos. ███████████ and ███████████ we will transfer any securities booked on such custody accounts to the custody account no. ███████████.

None of the above provisions in relation to the Collateral affects our right to demand that you provide and/or increase the Collateral, nor our right to realize the Collateral, nor any lien granted to us in accordance with the provisions of our General Business Conditions

JOH. BERENBERG, GOSSLER & CO. KG

Neuer Jungfernstieg 20 · 20354 Hamburg · Telefon +49 40 350 60-0 · Telefax +49 40 350 60-900 · info@berenberg.de
Sitz: Hamburg · Amtsgericht Hamburg HRA 42659



10. Cover Limit

The Amount drawn under the Credit Facility shall be covered by pledged securities as follows:

- The share value of ██████████████ securities must cover the amount drawn down under this Credit Facility.

- The collateral value of the following securities shall cover at least 60% of the fully drawn credit amount (Securities-Pool I).

  - ➤ ██████████████
  - ➤ ██████████████
  - ➤ ATAI Life Sciences N.V.
  - ➤ ██████████

  The above securities will be assessed for the calculation of the collateral value with ██% of the current market value until further notice. ██████████████████████████████ ██████████████████████████████████████

- If necessary, further securities are to be transferred as additional collateral to the custody account no. ██████████ after consultation with Berenberg (Securities-Pool II). The collateral value of Securities-Pool II may not exceed ██% of fully drawn credit line. We reserve the right to decide which securities will be assessed at which assessment ratio.

  We reserve the right to decide whether the ██% assessment ratio for Security Pool II is to be maintained, depending on the proportion of the portfolio and the tradability of the individual securities, or to request a replacement of securities, considering regulatory or risk reasons.

11. Collateral shortfall

If the value of all the collateral provided under the Pledge Agreement falls below the agreed cover limit and you do not comply on our demand, whether made by telephone, orally or in written, to increase the collateral or to repay the Credit Facility within **two working days**, then (after appropriate warning, which may be made together with this demand) we may in our sole discretion realise the collateral. We will also have these rights if we are unable to contact you. No failure to exercise and no delay in exercising any right under this provision shall operate as a waiver thereof.

JOH. BERENBERG, GOSSLER & CO. KG

Neuer Jungfernstieg 20 · 20354 Hamburg · Telefon +49 40 350 60-0 · Telefax +49 40 350 60-900 · info@berenberg.de
Sitz: Hamburg · Amtsgericht Hamburg HRA 42659



12. Condition Precedent

Our obligation to make the Credit Amount or parts thereof available to you shall be subject to the conditions set out hereinafter having been fully complied with and (to the extent applicable) proven by evidence to our satisfaction (each document in form and substance satisfactory to us):

- Receipt of the duly signed Credit Facility Agreement.
- Receipt of the duly signed security agreements granting the Collateral.

We may in our sole discretion waive any of the above Conditions Precedent. If one or more of the Conditions Precedent are not met by the end of the period of acceptance, this agreement shall not become effective.

13. Undertakings / Covenants

Until repayment of the Credit Facility in full you shall comply with the following provisions:

- After completion, in any case no later than six months after the balance sheet date, you will submit to us your respective audited annual accounts.
- In case of essential modifications (e.g. increase, cancellation, collateralization or the like) of your existing loan and security agreements with your financial partners, you will inform us in advance, in any case without undue delay afterwards; the same obligation shall apply if your lenders change.
- The Process Agent Agreement of Apeiron Investment Group Ltd, appointing ███████████ as process agent dated 07/11 September 2020 is applicable.
- The Process Agent Agreement of Mr. Christian Berthold Angermayer, appointing ███████████ as process agent dated 27 September 2024 is applicable.

Any breach of the above obligations shall constitute a material breach. We will notify you of a period of grace for remedying this breach of contract, if remedying it in the short term is possible. If not or if the period of grace expires without the breach being remedied, we will be entitled to terminate the Credit Facility and to demand immediate repayment of the existing balance without prior notice.

14. Equal treatment

Throughout the term of this credit facility agreement, you undertake not to provide collateral for any third party's claim with a term and structure comparable to the credit



facility granted under this agreement, and not to enter into any agreement (e.g. guarantee obligations, letters of comfort) that may lead to such a provision or increase of collateral.

Without prejudice to any other right resulting from a violation of the above undertakings, in case of providing any third party with (further) collateral you shall be obliged to arrange the retransfer of such collateral or to provide us with similar collateral.

15. Statement under German Anti-Money Laundering Act ("Geldwäschegesetz")

With regard to the German Anti-Money Laundering Act (GwG) you confirm to act in your own interest and not for instigation of a third party. You will immediately notify us about any changes which may arise in the course of the business relationship.

16. Limitation

Except for claims for damages any claims under this credit facility shall be subject to a period of limitation of five years. The period shall begin to run with the end of the year the respective claim becomes due for payment.

17. Governing law and legal venue

This agreement shall be governed by the laws of the Federal Republic of Germany. Place of jurisdiction for all and any claims and disputes arising under this agreement shall be Hamburg, Germany unless provided otherwise by mandatory law. We remain entitled to bring our claims to any other court of competent jurisdiction.

18. Severability

Should any of the above provision be or become invalid, the validity and enforceability of the remaining provisions shall remain unaffected. The parties shall modify to the extent necessary or replace the invalid or unenforceable provision by a valid and enforceable provision which comes as close as possible to the intent and economic purpose of the invalid or unenforceable provision. The same shall apply in case of an unintentional omission of any contractual provision.

19. Acceptance

Please confirm your acceptance of this offer by due execution of the enclosed copy. Such copy is to be returned to us. This offer is valid until 5 February 2025.

JOH. BERENBERG, GOSSLER & CO. KG

Neuer Jungfernstieg 20 · 20354 Hamburg · Telefon +49 40 350 60-0 · Telefax +49 40 350 60-900 · info@berenberg.de
Sitz: Hamburg · Amtsgericht Hamburg HRA 42659



BERENBERG

Yours sincerely

Joh. Berenberg, Gossler & Co. KG

[redacted]

Enclosure(s)

Accepted:

Place/date — Apeiron Investment Group Ltd

17/01/2025 ....

I have received a copy from this Credit Facility and agree with the contents.

Place/date — Christian Berthold Angermayer

London 17.01.25 ....

JOH. BERENBERG, GOSSLER & CO. KG
Neuer Jungfernstieg 20 · 20354 Hamburg · Telefon +49 40 350 60-0 · Telefax +49 40 350 60-900 · info@berenberg.de
Sitz: Hamburg · Amtsgericht Hamburg HRA 42659